Exhibit 99.1

PRESS RELEASE
	For Investors: Joseph McGinley Head of Investor Relations jmcginley@aercap.com; +353 1 418 0428	For Media: Gillian Culhane Vice President Corporate Communications gculhane@aercap.com; +353 1 636 0945

AerCap Holdings N.V. Announces Early Participation Results and Early Settlement Election of Private Exchange Offers of Certain Outstanding Notes for New Notes

DUBLIN – Monday, November 20, 2023 - On November 20, 2023, AerCap Ireland Capital Designated Activity Company and AerCap Global Aviation Trust (together, the “Issuers”), each a wholly-owned subsidiary of AerCap Holdings N.V. (“AerCap” or the “Company”), announced the results, as of the “Early Participation Date” of 5:00 p.m., New York City time, on November 17, 2023, of their offers (together, the “Exchange Offers”) to all Eligible Holders (as defined below) of the Issuers’ outstanding notes listed below (the “Existing Notes”) to exchange such Existing Notes for consideration consisting of a combination of the Issuers’ new senior notes due 2027 (the “New Notes”) in an aggregate principal amount up to $1,500,000,000 (the “New Notes Cap”) and a cash payment, the complete terms and conditions of which are set forth in an offering memorandum, dated November 6, 2023 (the “Offering Memorandum”). The date and time when the interest rate on the New Notes and the total consideration and exchange consideration for the Existing Notes will be determined is expected to occur at 10:00 a.m., New York City time, on November 20, 2023. The Issuers also announced that they have elected to have an early settlement for Existing Notes tendered at or prior to the Early Participation Date and accepted by the Issuers.  Such early settlement is expected to occur on November 22, 2023 (the “Early Settlement Date”), subject to all the conditions to the Exchange Offers having been satisfied or waived by the Issuers.

The table below identifies the aggregate principal amount of each series of Existing Notes validly tendered (and not validly withdrawn) in the Exchange Offers as of the Early Participation Date:

CUSIP Numbers	Title of Security	Principal Amount Outstanding	Acceptance Priority Level(1)	Principal Amount Tendered(2)
00774M BB0	1.750% Senior Notes due Oct. 29, 2024	$1,000,000,000	1	$358,130,000
00774M AM7	2.875% Senior Notes due Aug. 14, 2024	$750,000,000	2	$278,531,000
00774M AU9	1.650% Senior Notes due Oct. 29, 2024	$3,250,000,000	3	$1,412,953,000
00774M AQ8	3.150% Senior Notes due Feb. 15, 2024	$900,000,000	4	$251,403,000
00774M AC9	3.500% Senior Notes due Jan. 15, 2025	$800,000,000	5	$211,329,000
00774M AN5	6.500% Senior Notes due July 15, 2025	$1,250,000,000	6	$342,495,000
Total:				$2,854,841,000

(1)
Subject to the terms and conditions of the Exchange Offers, including the New Notes Cap and, solely with respect to the 1.650% senior notes due October 29, 2024, a $1,000,000,000 sub-cap, the Existing Notes will be accepted in accordance with the acceptance priority levels set forth in this table.

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland
www.aercap.com

(2)
The aggregate principal amounts of Existing Notes that have been validly tendered for exchange and not validly withdrawn, as of the Early Participation Date, based on information provided by the Information and Exchange Agent to the Issuers.

The Exchange Offers are being conducted upon the terms and subject to the conditions set forth in the Offering Memorandum.  The amount of outstanding Existing Notes validly tendered and not validly withdrawn as of the Early Participation Date, as reflected in the tables above, is expected to result in the satisfaction of the minimum issuance condition that the Issuers issue at least $500,000,000 aggregate principal amount of New Notes in the Exchange Offers.

The principal amount of Existing Notes validly tendered (and not validly withdrawn) at the Early Participation Date constitutes a principal amount of Existing Notes that, if accepted by the Issuers, would result in the Issuers issuing New Notes having an aggregate principal amount equal to or in excess of the New Notes Cap. As a result, no Existing Notes tendered for exchange after the Early Participation Date will be accepted for exchange, regardless of priority level.  Existing Notes not accepted for exchange will be returned promptly to the tendering holders in accordance with the Offering Memorandum.

The Exchange Offers will expire at 5:00 p.m., New York City time, on December 5, 2023, unless extended or earlier terminated by the Issuers. In accordance with the terms of the Exchange Offers, the “Withdrawal Deadline” relating to the Exchange Offers occurred at 5:00 p.m., New York City time, on November 17, 2023.  As a result, all Existing Notes that have been validly tendered and not validly withdrawn prior to, and any Existing Notes validly tendered after, the Withdrawal Deadline are irrevocable, except in certain limited circumstances where additional withdrawal rights are required by law.

If and when issued, the New Notes will not have been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws. The New Notes may not be offered or sold in the United States or to any U.S. persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. The New Notes will be fully and unconditionally guaranteed on a senior unsecured basis by the Company and certain other subsidiaries of the Company (together, the “Guarantors”). The Issuers and the Guarantors will enter into a registration rights agreement with respect to the New Notes.

The Exchange Offers are only being made, and the New Notes are only being offered and will only be issued, to holders of Existing Notes either (a) in the United States, that we reasonably believe to be “qualified institutional buyers,” or “QIBs,” as that term is defined in Rule 144A under the Securities Act, in a private transaction in reliance upon an exemption from the registration requirements of the Securities Act or (b) outside the United States, that are (i) persons other than “U.S. persons,” as that term is defined in Rule 902 under the Securities Act, in offshore transactions in reliance upon Regulation S under the Securities Act, or a dealer or other professional fiduciary organized, incorporated or (if an individual) residing in the United States holding a discretionary account or similar account (other than an estate or a trust) for the benefit or account of a non-“U.S. person,” and (ii) Non-U.S. Qualified Offerees (as defined in the eligibility certification). Holders of Existing Notes that certify to the Issuers that they are eligible to participate in the Exchange Offers pursuant to at least one of the foregoing conditions are referred to as “Eligible Holders.” Only holders of Existing Notes who have properly completed and returned the eligibility certification and who satisfy the criteria therein are authorized to receive and review the Offering Memorandum and to participate in the Exchange Offers. For Eligible Holders located or resident in Canada tendering Existing Notes, such participation is also conditioned upon the receipt of beneficial ownership information, including a completed certification form which is required if tendering Existing Notes. There is no separate letter of transmittal in connection with the Offering Memorandum.

Global Bondholder Services Corporation has been appointed as the Information and Exchange Agent for the Exchange Offers. Documents relating to the Exchange Offers are only being distributed to holders of Existing Notes who certify that they are Eligible Holders.  The Offering Memorandum, eligibility certification and Canadian beneficial holder form can be accessed at the following link: https://gbsc-usa.com/eligibility/aercap. Questions or requests for assistance in relation to the Exchange Offers may be directed to the Information and Exchange Agent at the address and telephone numbers set forth below.

The Information and Exchange Agent

Global Bondholder Services Corporation
65 Broadway—Suite 404
New York, New York 10006
Email: contact@gbsc-usa.com
Banks and Brokers Call Collect: (212) 430-3774
All Others, Please Call Toll-Free: (855) 654-2015

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland
www.aercap.com

This press release does not constitute an offer or an invitation by the Issuers to participate in the Exchange Offers in any jurisdiction in which it is unlawful to make such an offer or solicitation in such jurisdiction. None of the Company, the Issuers or Global Bondholder Services Corporation makes any recommendation as to whether any Eligible Holders should participate in the applicable Exchange Offer, and no one has been authorized by any of them to make such a recommendation. Eligible Holders must make their own decisions as to whether to exchange their Existing Notes, and if so, the principal amount of such Existing Notes to be exchanged.

About AerCap

AerCap is the global leader in aviation leasing with one of the most attractive order books in the industry. AerCap serves approximately 300 customers around the world with comprehensive fleet solutions. AerCap is listed on the New York Stock Exchange (AER) and is based in Dublin with offices in Shannon, Miami, Singapore, Memphis, Amsterdam, Shanghai, Dubai, Seattle, Toulouse and other locations around the world.

Forward-Looking Statements

This press release contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements”. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “should,” “expect,” “plan,” “intend,” “will,” “aim,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this press release are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, and may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements, including, among other things, the availability of capital to us and to our customers and changes in interest rates; the ability of our lessees and potential lessees to make lease payments to us; our ability to successfully negotiate flight equipment (which includes aircraft, engines and helicopters) purchases, sales and leases, to collect outstanding amounts due and to repossess flight equipment under defaulted leases, and to control costs and expenses; changes in the overall demand for commercial aviation leasing and aviation asset management services; the continued impacts of the Ukraine Conflict, including the resulting sanctions by the United States, the European Union, the United Kingdom and other countries, on our business and results of operations, financial condition and cash flows; the rate of recovery in air travel related to the Covid-19 pandemic, the aviation industry and global economic conditions; the potential impacts of the pandemic and responsive government actions on our business and results of operations, financial condition and cash flows; the effects of terrorist attacks on the aviation industry and on our operations; the economic condition of the global airline and cargo industry and economic and political conditions; development of increased government regulation, including travel restrictions, sanctions, regulation of trade and the imposition of import and export controls, tariffs and other trade barriers; the impact of current hostilities in the Middle East, or any escalation thereof, on the aviation industry or our business; a downgrade in any of our credit ratings; competitive pressures within the industry; regulatory changes affecting commercial flight equipment operators, flight equipment maintenance, engine standards, accounting standards and taxes.

As a result, we cannot assure you that the forward-looking statements included in this press release will prove to be accurate or correct. These and other important factors and risks are discussed in AerCap’s annual report on Form 20-F and other filings with the United States Securities and Exchange Commission. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. Except as required by applicable law, we do not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland
www.aercap.com